November 8, 2024

Tiffany Sy
Chief Financial Officer and Treasurer
Industrial Logistics Properties Trust
Two Newton Place
255 Washington Street
Suite 300
Newton, MA 02458-1634

       Re: Industrial Logistics Properties Trust
           Form 10-K for fiscal year ended December 31, 2023
           Filed February 20, 2024
           File No. 001-38342
Dear Tiffany Sy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2023
7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Funds From Operations Attributable to Common Shareholders..., page 55

1. We note your disclosure of Per common share data pertaining to FFO attributable to common shareholders and Normalized FFO attributable to common shareholders. In future periodic filings when presenting such per share measures, please present with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with US GAAP, which would appear
       to be Net (loss) income attributable to common shareholders - diluted. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K.
 November 8, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction